UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

RESPONSE GENETICS, INC.
(Name of Issuer)
Common Stock, $0.01 par value PER SHARE
(Title of Class of Securities)
76123U105
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76123U105
(1) Names of Reporting Persons
12 West Capital Management LP 45-3076594
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0**
(6) Shared Voting Power:	0**
(7) Sole Dispositive Power:	0**
(8) Shared Dispositive Power:	0**

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
0**
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11) Percent of Class Represented by Amount in Row (9):
0.0%**
(12) Type of Reporting Person (See Instructions):
IA

 **12 West Capital Management LP (“12 West Management”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Response Genetics, Inc. (the “Issuer”) held by 12 West Onshore Fund and 12 West Offshore Fund. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of December 31, 2015, 12 West Onshore Fund held 0 shares of common stock of the Issuer, par value $0.01 per share (the “Common Stock”), and 12 West Offshore Fund held 0 shares of Common Stock.

Based on information disclosed in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on May 15, 2015, 12 West Management has reason to believe that there were 38,795,396 shares of Common Stock outstanding as of May 11, 2015. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own 0 shares of Common Stock, or 0.0% of the shares of Common Stock deemed issued and outstanding as of December 31, 2015.

Item 1(a). Name Of Issuer:
Response Genetics, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
1640 Marengo St., 6th Floor Los Angeles, California 90033
Item 2(a). Name of Person Filing:
12 West Capital Management LP
Item 2(b). Address of Principal Business Office or, if None, Residence:
90 Park Avenue 41st Floor New York, New York 10016
Item 2(c). Citizenship:
12 West Capital Management LP is a Delaware limited partnership.
Item 2(d). Title of Class of Securities:
Common Stock, $0.01 par value per share.
Item 2(e). CUSIP No.:
76123U105
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned:	0**
(b) Percent of Class:	0.0%**
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0**
(ii) Shared power to vote or to direct the vote:	0**
(iii) Sole power to dispose or to direct the disposition of:	0**
(iv) Shared power to dispose or to direct the disposition of:	0**

___________________________

**12 West Capital Management LP (“12 West Management”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Response Genetics, Inc. (the “Issuer”) held by 12 West Onshore Fund and 12 West Offshore Fund. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of December 31, 2015, 12 West Onshore Fund held 0 shares of common stock of the Issuer, par value $0.01 per share (the “Common Stock”), and 12 West Offshore Fund held 0 shares of Common Stock.

Based on information disclosed in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on May 15, 2015, 12 West Management has reason to believe that there were 38,795,396 shares of Common Stock outstanding as of May 11, 2015. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own 0 shares of Common Stock, or 0.0% of the shares of Common Stock deemed issued and outstanding as of December 31, 2015.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016

12 WEST CAPITAL MANAGEMENT LP

By:	12 WEST CAPITAL MANAGEMENT, LLC,
its General Partner

By:	/s/ Joel Ramin
Joel Ramin
its Sole Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)